Exhibit 19

FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME

(in thousands, except per share amounts)

	Three Months Ended
	March 31,
	2007	2006

Net sales	$909,130	$901,649

Costs and expenses:
Cost of products sold	731,979	734,302
Selling, general, and administrative expenses	85,476	83,703
Research and development	6,225	6,141
Interest expense	12,490	12,798
Other costs (income), net	(5,185)	2,250
Minority interest in net income	589	452

Income before income taxes	77,556	62,003

Provision for income taxes	29,300	24,200

Net income	$48,256	$37,803

Basic earnings per share of common stock	$0.46	$0.36

Diluted earnings per share of common stock	$0.45	$0.35

Cash dividends paid per share of common stock	$0.21	$0.19

Weighted-average common shares outstanding	105,053	104,959

Weighted-averaged common shares and common stock equivalent outstanding	106,535	106,739

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(dollars in thousands)

	March 31,	December 31,
	2007	2006
ASSETS

Cash	$142,848	$112,160
Accounts receivable, net	462,802	448,382
Inventories	469,004	467,853
Prepaid expenses	70,760	65,317
Total current assets	1,145,414	1,093,712

Property and equipment, net	1,188,805	1,175,959

Goodwill	610,113	603,691
Other intangible assets, net	101,677	102,123
Deferred charges and other assets	43,201	63,524
Total	754,991	769,338

TOTAL ASSETS	$3,089,210	$3,039,009

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current portion of long-term debt	$16,306	$16,345
Short-term borrowings	63,965	51,232
Accounts payable	370,044	383,351
Accrued salaries and wages	76,153	94,220
Accrued income and other taxes	15,406	10,307
Total current liabilities	541,874	555,455

Long-term debt, less current portion	774,163	722,211
Deferred taxes	134,375	134,168
Deferred credits and other liabilities	128,320	125,974
Total liabilities	1,578,732	1,537,808

Minority interest	31,023	29,185

Stockholders’ equity:

Common stock issued (116,862,387 and 116,114,347 shares)	11,686	11,611
Capital in excess of par value	313,185	317,177
Retained income	1,457,441	1,431,747
Other comprehensive income	48,910	29,098
Common stock held in treasury at cost (12,272,771 and 11,272,771 shares)	(351,767)	(317,617)
Total stockholders’ equity	1,479,455	1,472,016

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,089,210	$3,039,009

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	Three Months Ended
	March 31,
	2007	2006
Cash flows from operating activities
Net income	$48,256	$37,803
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	39,677	38,864
Minority interest in net income (loss)	589	452
Excess tax benefit from share-based payment arrangements	(5,612)	(811)
Share-based compensation	3,831	2,572
Deferred income taxes	1,343	(1,458)
Income of unconsolidated affiliated company	(263)	(245)
Loss (gain) on sales of property and equipment	(772)	100
Non-cash restructuring related activities	(519)	6,780
Changes in working capital, net of effects of acquisitions	(36,787)	(37,801)
Net change in deferred charges and credits	23,366	2,782

Net cash provided by operating activities	73,109	49,038

Cash flows from investing activities
Additions to property and equipment	(47,298)	(36,848)
Business acquisitions and adjustments, net of cash acquired	(97)
Proceeds from sales of property and equipment	7,339	58

Net cash used in investing activities	(40,056)	(36,790)

Cash flows from financing activities
Repayment of long-term debt	(1,975)	(9,801)
Net borrowing (repayment) of commercial paper	54,550	50,831
Net borrowing (repayment) of short-term debt	10,142	5,285
Cash dividends paid to stockholders	(22,729)	(19,927)
Common stock purchased for the treasury	(34,150)	(17,804)
Excess tax benefit from share-based payment arrangements	5,612	811
Stock incentive programs and related withholdings	(13,567)

Net cash (used in) provided by financing activities	(2,117)	9,395

Effect of exchange rates on cash	(248)	2,214

Net increase in cash	30,688	23,857

Cash balance at beginning of year	112,160	91,125

Cash balance at end of period	$142,848	$114,982

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(dollars in thousands, except per share amounts)

				Accumulated
		Capital In		Other	Common	Total
	Common	Excess of	Retained	Comprehensive	Stock Held	Stockholders’
	Stock	Par Value	Earnings	Income (Loss)	In Treasury	Equity
Balance at December 31, 2004	$11,575	$263,266	$1,251,695	$31,674	$(250,344)	$1,307,866
Net income			162,529			162,529
Unrecognized gain on derivative, net of tax $2,371				3,708		3,708
Unrecognized gain reclassified to earnings, net of tax $(266)				(417)		(417)
Translation adjustment				4,178		4,178
Pension liability adjustment, net of tax effect $(4,322)				(6,437)		(6,437)
Total comprehensive income						163,561
Cash dividends paid on common stock $0.72 per share			(76,634)			(76,634)
Stock incentive programs and related tax effects (228,557 shares)	23	4,008				4,031
Purchase of 1,869,710 shares of common stock					(49,469)	(49,469)
Balance at December 31, 2005	11,598	267,274	1,337,590	32,706	(299,813)	1,349,355
Net income			176,296			176,296
Unrecognized gain reclassified to earnings, net of tax $(337)				(526)		(526)
Translation adjustment				60,850		60,850
Pension liability adjustment, net of tax effect $(15,988)				24,794		24,794
Total comprehensive income						261,414
Adjustment to initially apply FAS No. 158, net of tax $55,076				(88,726)		(88,726)
Cash dividends paid on common stock $0.76 per share			(82,139)			(82,139)
Stock incentive programs and related tax effects (135,601 shares)	13	2,914				2,927
Impact of adopting FAS No. 123(R)		35,295				35,295
Share-based compensation		11,694				11,694
Purchase of 600,000 shares of common stock					(17,804)	(17,804)
Balance at December 31, 2006	11,611	317,177	1,431,747	29,098	(317,617)	1,472,016
Net income for the first three months of 2007			48,256			48,256
Unrecognized gain reclassified to earnings, net of tax $(84)				(132)		(132)
Translation adjustment for the first three months of 2007				18,903		18,903
Pension liability adjustment, net of tax effect $(625)				1,041		1,041
Total comprehensive income *						68,068
Adjustment to initially apply FIN 48			167			167
Cash dividends paid on common stock $0.21 per share			(22,729)			(22,729)
Stock incentive programs and related withholdings	75	(13,642)				(13,567)
Excess tax benefit from share-based compensation arrangements		5,612				5,612
Share-based compensation		4,038				4,038
Purchase of 1,000,000 shares of common stock					(34,150)	(34,150)

Balance at March 31, 2007	$11,686	$313,185	$1,457,441	$48,910	$(351,767)	$1,479,455

*                 Total comprehensive income for the first quarter of 2006 was $69,389.
See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared by Bemis Company, Inc. (the Company) in accordance with accounting principles for interim financial information generally accepted in the United States and with the instructions to Form 10-Q and Article 10 of Regulation S-X.  Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position and results of operations.  It is management’s opinion, however, that all material adjustments (consisting of normal recurring accruals) have been made which are necessary for a fair financial statement presentation.  The results for the interim period are not necessarily indicative of the results to be expected for the year.  For further information, refer to the consolidated financial statements and footnotes included in the Company’s annual report on Form 10-K for the year ended December 31, 2006.

Note 2 — New Accounting Pronouncement

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115 (FAS No. 159),  which permits entities to choose to measure many financial instruments and certain other items at fair value.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  The standard is effective beginning after December 31, 2007.  The Company is currently evaluating the impact of adopting FAS No. 159 on its consolidated financial position and results of operations.

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements (FAS No. 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.  FAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value.  The standard does not expand the use of fair value to any new circumstances, and is effective beginning after December 31, 2007.  The Company is currently evaluating the impact of adopting FAS No. 157 on its consolidated financial position and results of operations.

In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48).  FIN 48 clarifies the accounting for uncertain tax positions in accordance with FAS No. 109,  Accounting for Income Taxes.  FIN 48 requires the Company to recognize the largest tax benefit in its financial statements of a tax position that is “more-likely-than-not” to be sustained on audit based solely on the technical merits of the position as of the reporting date.  In addition, FIN 48 provides guidance on new disclosure requirements, reporting and accrual of interest and penalties, accounting in interim periods, and transition.  The Company adopted FIN 48 on January 1, 2007.  See Note 10 for additional information regarding the Company’s adoption of FIN 48.

Note 3 — Accounting for Stock-Based Compensation

Options were granted at prices equal to fair market value on the date of the grant and are exercisable, upon vesting, over varying periods up to ten years from the date of grant.  Options for directors vest immediately, while options for Company employees generally vest over three years (one-third per year).  The following table summarizes all stock option plan activity from December 31, 2006 to March 31, 2007:

	Aggregate		Per Share	Weighted-Average
	Intrinsic	Number of	Option Price	Exercise Price
	Value	Shares	Range	Per Share
Outstanding at December 31, 2006	$28,269,000	2,011,178	$15.86 - $26.95	$19.92
Exercised
Outstanding at March 31, 2007	$27,082,000	2,011,178	$15.86 - $26.95	$19.92
Exercisable at March 31, 2007	$27,082,000	2,011,178	$15.86 - $26.95	$19.92

The following table summarizes information about outstanding and exercisable stock options at March 31, 2007:

	Options Outstanding			Options Exercisable
	Number	Weighted-Average		Number	Weighted-
Range of	Outstanding	Remaining	Weighted-Average	Exercisable	Average
Exercise Prices	at 3/31/07	Contractual Life	Exercise Price	at 3/31/07	Exercise Price
$15.86 - $18.81	1,296,708	2.8 years	$17.80	1,296,708	$17.80
$22.04 - $26.95	714,470	3.4 years	$23.78	714,470	$23.78
	2,011,178	3.0 years	$19.92	2,011,178	$19.92

Stock options have not been granted since early 2003.  The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:  dividend yield 2.3%, expected volatility 29.2%, risk-free interest rate 6.75%, and expected life 10.0 years.

In 1994, 2001, and in 2006, the Company adopted Stock Incentive Plans for certain key employees.  The 1994, 2001, and 2007 (adopted in 2006) Plans provide for the issuance of up to 4,000,000, 5,000,000, and 6,000,000 shares, respectively.  Each Plan expires 10 years after its inception, at which point no further stock options or restricted stock units may be granted.  Since 1994, 3,932,910, 3,677,162, and 1,263,500 grants of either stock options or restricted stock units have been made under the 1994, 2001, and 2007 Plans, respectively.  Distribution of the restricted stock units is made in the form of shares of the Company’s common stock on a one for one basis.  Distribution of the shares will normally be made not less than three years, nor more than six years, from the date of the restricted stock unit grant.  All restricted stock units granted under the plan are subject to restrictions as to continuous employment, except in the case of death, permanent disability, or retirement.  In addition, cash payments are made during the grant period on outstanding restricted stock units equal to the dividend on Bemis common stock.  The cost of the award is based on the fair market value of the stock on the date of grant.  The cost of the awards is charged to income over the requisite service period.

As of March 31, 2007, the unrecorded compensation cost for restricted stock units is $65,895,000 and will be recognized over the remaining vesting period for each grant which ranges between May 5, 2007 and December 31, 2012.  The remaining weighted-average life of all restricted stock units outstanding is 3.7 years.

The following table summarizes all restricted stock unit activity from December 31, 2006 to March 31, 2007:

		Number of
	Aggregate	Restricted
	Intrinsic Value	Stock Units
Outstanding units at December 31, 2006		3,200,437
Restricted stock units granted		1,263,500
Restricted stock units paid		(1,134,007)
Restricted stock units canceled		(25,500)
Outstanding units at March 31, 2007	$110,335,000	3,304,430

Note 4 — Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill attributable to each reportable operating segment follow:

	Flexible Packaging	Pressure Sensitive
(in thousands)	Segment	Materials Segment	Total
Reported balance at December 31, 2005	$530,711	$50,708	$581,419

Business acquisition and purchase price adjustments	6,497	2,168	8,665
Currency translation adjustment	13,540	67	13,607
Reported balance at December 31, 2006	$550,748	$52,943	$603,691

Currency translation adjustment	6,481	(59)	6,422
Reported balance at March 31, 2007	$557,229	$52,884	$610,113

The components of amortized intangible assets follow:

(in thousands)	March 31, 2007		December 31, 2006
	Gross Carrying	Accumulated	Gross Carrying	Accumulated
Intangible Assets	Amount	Amortization	Amount	Amortization
Contract based	$15,447	$(8,336)	$15,447	$(8,055)
Technology based	52,594	(17,264)	52,609	(16,548)
Marketing related	22,121	(5,983)	21,405	(5,441)
Customer based	57,871	(14,773)	55,933	(13,227)
Reported balance	$148,033	$(46,356)	$145,394	$(43,271)

Amortization expense for intangible assets during the first three months of 2007 was $2.3 million.  Estimated amortization expense for the remainder of 2007 is $6.9 million; for 2008 through 2010 is $9.0 million each year; $8.7 million for 2011; and $7.4 million for 2012.

Note 5 — Inventories

The Company’s inventories are valued at the lower of cost, determined by the first-in, first-out (FIFO) method, or market.  Inventories are summarized as follows:

	March 31,	December 31,
(in thousands)	2007	2006
Raw materials and supplies	$163,044	$169,914
Work in process and finished goods	324,139	316,482
Total inventories, gross	487,183	486,396
Less inventory write-downs	(18,179)	(18,543)
Total inventories, net	$469,004	$467,853

Note 6 — Restructuring of Operations

In January 2006, the Company committed to a plan to close five flexible packaging plants:  Peoria, Illinois; Denmark and Neenah, Wisconsin; Georgetown, Ontario, Canada; and Epernon, France.  The closure of these plants, together with related support staff and capacity reductions within the flexible packaging business segment reduced fixed costs and improved capacity utilization elsewhere in the Company.  During 2006, the Company incurred charges of $11.6 million for employee severance, $12.3 million for accelerated depreciation, and $5.1 million for other related costs.  During the first quarter of 2007, the Company incurred charges of $0.5 million for employee severance, $0.2 million for accelerated depreciation, and $0.5 million for other related costs which is offset by a gain of $1.6 million on the sale of idle manufacturing facilities.

Also in January 2006, the Company committed to a plan to close a pressure sensitive materials plant located in Hopkins, Minnesota.  The closure of this plant, together with related support staff and capacity reductions within the pressure sensitive materials business segment reduced fixed costs and improved capacity utilization.  During 2006, the Company incurred charges of $0.5 million for employee severance and $0.5 million for other related costs.  Nominal costs were incurred during the first quarter of 2007.

Manufacturing activity has been concluded at the six manufacturing plants identified for closure with customer order fulfillment absorbed by other facilities within the Company.  While termination of manufacturing activity at these facilities has been accomplished, final relocation of equipment and employees and final settlement of pension related issues will continue during 2007.

During 2006, a total of $18.3 million has been charged to other costs (income) and $12.9 million has been charged to cost of products sold within the consolidated statement of income.  During the first quarter of 2007 a net gain of $0.7 million has been charged to other costs (income) and $0.3 million has been charged to cost of products sold within the consolidated statement of income.  The accrued liability at March 31, 2007, is $0.2 million.  Total costs of $35.0 million are expected for this restructuring effort, of which $31.0 million will be incurred by the flexible packaging segment, $1.8 million for the pressure sensitive materials segment, and $2.2 million for corporate relocation.  Net cash cost is expected to be $18.3 million and non-cash cost is expected to total $16.7 million.   The majority of these costs and payments were incurred in 2006.

An analysis of this restructuring plan and related costs activity follows:

		Facilities		Total
	Employee	Consolidation	Accelerated	Restructuring
(in thousands)	Costs	or Relocation	Depreciation	and Related Costs
2006 Activity
Reserve balance at December 31, 2005	$0	$0	$0	$0
Total net expense accrued
Corporate		(1,288)		(1,288)
Flexible Packaging	(11,555)	(5,136)	(12,262)	(28,953)
Pressure Sensitive	(519)	(416)	(47)	(982)
Charges to accrual account
Corporate		1,288		1,288
Flexible Packaging	11,170	5,136	12,262	28,568
Pressure Sensitive	519	416	47	982
Reserve balance at December 31, 2006	$(385)	$0	$0	$(385)

2007 Activity — First Quarter
Reserve balance at December 31, 2006	$(385)	$0	$0	$(385)
Total net expense accrued
Corporate
Flexible Packaging	(534)	1,162	(174)	454
Pressure Sensitive		(1)		(1)
Charges to accrual account
Corporate
Flexible Packaging	721	(1,162)	174	(267)
Pressure Sensitive		1		1
Reserve balance at March 31, 2007	$(198)	$0	$0	$(198)

Note 7 — Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are as follows:

(in thousands)	March 31, 2007	December 31, 2006
Foreign currency translation	$141,357	$122,454
Pension liability, net of deferred tax benefit of $59,041 and $59,666	(95,080)	(96,121)
Unrecognized gain on derivative, net of deferred tax of $1,684 and $1,768	2,633	2,765
Accumulated other comprehensive income (loss)	$48,910	$29,098

Note 8 — Components of Net Periodic Benefit Cost

Benefit costs for defined pension benefit plans are shown below.  Costs for other benefits include defined contribution pension plans and postretirement benefits other than pensions.  The funding policy and expectations disclosed in the Company’s 2006 Annual Report on Form 10-K are expected to continue unchanged throughout 2007.

	For the Quarter Ended March 31,
	Pension Benefits		Other Benefits
(in thousands)	2007	2006	2007	2006
Service cost — benefits earned during the period	$3,400	$3,671	$2,741	$2,915
Interest cost on projected benefit obligation	8,038	7,639	294	392
Expected return on plan assets	(11,267)	(10,377)
Amortization of unrecognized transition obligation	60	58
Amortization of prior service cost	570	647	54	173
Recognized actuarial net (gain) or loss	1,941	2,620	(15)	4

Net periodic pension (income) cost	$2,742	$4,258	$3,074	$3,484

Note 9 — Segments of Business

The Company’s business activities are organized around and aggregated into its two principal business segments, Flexible Packaging and Pressure Sensitive Materials.  Both internal and external reporting conforms to this organizational structure, with no significant differences in accounting policies applied.  The Company evaluates the performance of its segments and allocates resources to them based primarily on operating profit, which is defined as profit before general corporate expense, interest expense, income taxes, and minority interest.  A summary of the Company’s business activities reported by its two business segments follows:

	For the Quarter Ended March 31,
Business Segments (in millions)	2007	2006
Net Sales to Unaffiliated Customers:
Flexible Packaging	$743.3	$740.3
Pressure Sensitive Materials	167.0	161.5

Intersegment Sales:
Flexible Packaging	(0.1)	(0.1)
Pressure Sensitive Materials	(1.1)	(0.1)
Total	$909.1	$901.6

Operating Profit and Pretax Profit:
Flexible Packaging	$88.2	$70.9
Pressure Sensitive Materials	14.3	14.7
Total operating profit	102.5	85.6

General corporate expenses	(11.8)	(10.3)
Interest expense	(12.5)	(12.8)
Minority interest in net income	(0.6)	(0.5)
Income before income taxes	$77.6	$62.0

Identifiable Assets:
Flexible Packaging	$2,607.1	$2,570.7
Pressure Sensitive Materials	362.4	366.9
Total identifiable assets	2,969.5	2,937.6
Corporate assets	119.7	158.9
Total	$3,089.2	$3,096.5

Note 10 — Income Taxes

The Company adopted FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (FIN 48), on January 1, 2007.  The Company recognized no material adjustments as a result of the implementation.  As of January 1, 2007, the Company had approximately $13.9 million of total unrecognized tax benefits.  Of this total, approximately $6.0 million represents the amount of unrecognized tax benefits that would impact the effective income tax rate if recognized in any future periods.

The Company recognizes interest and penalties related to income tax matters as components of income tax expense.  The Company had approximately $1.2 million accrued for interest and penalties at January 1, 2007.

The Company and its subsidiaries are subject to U.S. federal and state income tax as well as income tax in multiple international jurisdictions.  With few exceptions, the Company is no longer subject to examinations by tax authorities for years prior to 2002 in the significant jurisdictions in which we operate.

Note 11 — Earnings Per Share Computations

	Three Months Ended March 31,
(in thousands, except per share amounts)	2007	2006
Weighted average common shares outstanding — basic	105,053	104,959
Dilutive shares	1,482	1,780
Weighted average common and common equivalent shares outstanding — diluted	106,535	106,739

Net income for basic and diluted earnings per share computation	$48,256	$37,803
Earnings per common share — basic	$0.46	$0.36
Earnings per common share — diluted	$0.45	$0.35

Note 12 — Legal Proceedings

The Company is involved in a number of lawsuits incidental to its business, including environmental related litigation.  Although it is difficult to predict the ultimate outcome of these cases, management believes, except as discussed below, that any ultimate liability would not have a material adverse effect upon the Company’s consolidated financial condition or results of operations.

The Company is a potentially responsible party (PRP) in twelve superfund sites around the United States.  The Company expects its future liability relative to these sites to be insignificant, individually and in the aggregate.  The Company has reserved an amount that it believes to be adequate to cover its exposure.

Dixie Toga S.A., acquired by the Company on January 5, 2005, is involved in a tax dispute with the City of São Paulo, Brazil.  The City imposes a tax on the rendering of printing services.  The City has assessed this city services tax on the production and sale of printed labels and packaging products.  Dixie Toga, along with a number of other packaging companies, disagree and contend that the city services tax is not applicable to its products and that the products are subject only to the state value added tax (VAT).  Under Brazilian law, state VAT and city services tax are mutually exclusive and the same transaction can be subject to only one of those taxes.  Based on a ruling from the State of São Paulo, advice from legal counsel, and long standing business practice, Dixie Toga appealed the city services tax and instead continued to collect and pay only the state VAT.

The City of São Paulo disagreed and assessed Dixie Toga the city services tax for the years 1991-1995.  The assessments for those years are estimated to be approximately $53.5 million at the date the Company acquired Dixie Toga, translated to U.S. dollars at the March 31, 2007 exchange rate.  Dixie Toga challenged the assessments and ultimately litigated the issue.  A lower court decision in 2002 cancelled all of the assessments for 1991-1995.  The City of São Paulo, the State of São Paulo, and Dixie Toga have each appealed parts of the lower court decision.  The City continues to assert the applicability of the city services tax and has issued assessments for the subsequent years 1996-2001.  The assessments for those years for tax and penalties (exclusive of interest) are estimated to be approximately $34.0 million at the date of acquisition, translated to U.S. dollars at the March 31, 2007 exchange rate.  In the event of an adverse resolution, these estimated amounts for all assessments could be substantially increased for interest, monetary adjustments, and corrections.

The Company strongly disagrees with the City’s position and intends to vigorously challenge any assessments by the City of São Paulo.  The Company is unable at this time to predict the ultimate outcome of the controversy and as such has not recorded any liability related to this matter.  An adverse resolution could be material to the consolidated results of operations and/or cash flows of the period in which the matter is resolved.

The Company and its subsidiary, Morgan Adhesives Company, have been named as defendants in thirteen civil lawsuits related to an investigation that was initiated and subsequently closed by the U.S. Department of Justice without any further action.  Five of these lawsuits purport to represent a nationwide class of labelstock purchasers, and each alleges a conspiracy to fix prices within the self-adhesive labelstock industry.  On November 5, 2003, the Judicial Panel on MultiDistrict Litigation issued a decision consolidating all of the federal class actions for pretrial purposes in the United States District Court for the Middle District of Pennsylvania, before the Honorable Chief Judge Vanaskie.  Judge Vanaskie entered an order which called for discovery to be taken on the issues relating to class certification and briefing on plaintiffs’ motion for class certification to be completed by March 1, 2007.  At this time, a discovery cut-off and a trial date have not been set.  The Company has also been named in three lawsuits filed in the California Superior Court in San Francisco. Three of these lawsuits seek to represent a class of all California indirect purchasers of labelstock and each alleged a conspiracy to fix prices within the self-adhesive labelstock industry.  These three lawsuits have been consolidated.  The fourth lawsuit seeks to represent a class of California direct purchasers of labelstock and alleges a conspiracy to fix prices within the self-adhesive labelstock industry.  Finally, the Company has been named in one lawsuit in Vermont, seeking to represent a class of all Vermont indirect purchasers of labelstock, one lawsuit in Ohio, seeking to represent a class of all Ohio indirect purchasers of labelstock, one lawsuit in Nebraska seeking to represent a class of all Nebraska indirect purchasers of labelstock, one lawsuit in Kansas seeking to represent a class of all Kansas indirect purchasers of labelstock, and one lawsuit in Tennessee, seeking to represent a class of purchasers of labelstock in various jurisdictions, all alleging a conspiracy to fix prices within the self-adhesive labelstock industry.  The Company intends to vigorously defend these lawsuits.

Given the ongoing status of the class-action civil lawsuits, the Company is unable to predict the outcome of these matters although the effect could be material to the results of operations and/or cash flows of the period in which the matter is resolved.  The Company is currently not otherwise subject to any pending litigation other than routine litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on the business, results of operations, financial position, or liquidity of the Company.